Exhibit 99.4

Stillwater Intranet Content

STILLWATER TO BE ACQUIRED BY SIBANYE MINING COMPANY

Very early in the morning of December 9, 2016, Stillwater Mining Company announced that it has agreed to be acquired by Sibanye Gold Limited, an independent mining group based in Johannesburg, South Africa. The company owns and operates high-quality gold and platinum operations in South Africa and Zimbabwe. Sibanye is a leader in gold mining and expects to be a top-3 producer of PGMs, after the transaction closes.

WHY DOES THIS MAKE SENSE?

This transaction delivers value to Stillwater’s shareholders in the near term and with greater certainty. In addition, this transaction is expected to give Stillwater the scale needed for continued growth as we work together to build on the company’s strengths under the ownership of a global mining leader.

This opportunity comes on the heels of the significant improvements we have made over the past few years to transform Stillwater into the leading operator that it is today. The Sibanye team has said that it recognizes that Sibanye is gaining not just our unique portfolio of long-life and high-grade assets, but also an exceptional team. They have stated that they intend to learn from our best practices and are committed to building on the success we have achieved to date.

WHAT HAPPENS NEXT — OVERVIEW OF THE REGULATORY PROCESS

This announcement is just the first step in the process of completing the transaction and combining our two companies. The regulatory approval process is expected to take several months. In terms of general process:

•	We will distribute our proxy to Stillwater shareholders as soon as reasonably possible, and Sibanye will do the same as to its shareholders. Sibanye and Stillwater shareholder meetings will thereafter be held to consider the transaction.

•	In the meantime, we will both be using our reasonable best efforts to satisfy the transaction conditions, including all regulatory approvals.

We currently expect the transaction to close, in the second quarter of 2017. Investors will receive more information about this in the coming months.

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ABOUT SIBANYE

Vision and Mission

Today, Sibanye is one of the ten largest gold producers globally and the world’s fifth largest producer of PGMs.

Sibanye’s stated vision is to create value for its stakeholders and community by mining in a safe and healthy environment. The Sibanye team describes their holistic approach to achieving this and believes safety, environmental sustainability, strong financial returns for shareholders, and growth are critical to long-term success.

Values

Sibanye has conveyed its strong belief in delivering value to its employees by promoting good health and prosperity, sustainable employment, and a safe working environment. To achieve this, the Sibanye has created a proactive safety department and fostered a culture of safety and accountability.

We believe Sibanye is a great cultural fit with Stillwater as its stated core values are similar to ours. In particular, Sibanye shares our commitment to the safety, health and wellbeing of its workforce and has said they intend to continue the safety initiatives and measures already underway at Stillwater.

Click here for more information on Sibanye’s values and its commitment to its employees.

NEWS RELEASES & NEWS COVERAGE

NEED MORE INFORMATION?

As we move forward, we will do our best to share with you what we can, subject to applicable legal requirements. We expect to provide you with regular updates over the coming months. You may reach out to your manager or email us at feedbackquestions@stillwatermining.com.if you have questions regarding the transaction that have not been answered here.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed transaction, Stillwater intends to file with the SEC relevant materials, including a proxy statement. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed transaction and related matters. STILLWATER SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

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TRANSACTION. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC’s website (http://www.sec.gov), when available. Stillwater shareholders may obtain free copies of the proxy statement by contacting Stillwater’s Investor Relations department at (720) 502-7671 or via e-mail at investor-relations@stillwatermining.

PARTICIPANTS IN THE SOLICITATION

Stillwater, Sibanye and their respective directors and officers may be deemed participants in the solicitation of proxies of Stillwater’s shareholders in connection with the proposed transaction. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 22, 2016, and regarding the directors of Stillwater in Stillwater’s proxy statement filed with the SEC on March 23, 2016, for its 2016 Annual Meeting of Shareholders. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement that Stillwater intends to file with the SEC.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target,” “will,” “forecast,” “expect,” “potential,” “intend,” “estimate,” “anticipate,” “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Statements related to expected timing of the transactions (including completion), pricing expectations, levels of output, supply and demand, information related to the Blitz Project and estimations or expectations of enterprise value, EBTIDA and net asset values, are forward-looking statements. The forward-looking statements contained in this filing involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Stillwater, that could cause Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation: Sibanye’s or Stillwater’s ability to complete the proposed transaction; the inability to complete the proposed transaction due to failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the Merger Agreement; and changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium. These forward-looking statements speak only as of the date of this filing.

Stillwater does not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

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